Exhibit 99.1

Redwood Mortgage Corp., Manager	March 30, 2023

Redwood Mortgage Investors VIII, L.P., a California Limited Partnership

Fair Value per Unit

December 31, 2022

Background

Redwood Mortgage Corp. (RMC or the manager) obtained information regarding the fair value of a unit of limited partnership interest and of the net assets at December 31, 2022 (the valuation date) for Redwood Mortgage Investors VIII, a California Limited Partnership (RMI VIII or the partnership). An independent valuation firm that provides asset valuations to retirement plan sponsors, plan administrators, banking and trust companies, and ERISA plans performed the unit value analysis in accordance with scope criteria, objectives and an overall approach set by RMC. The purpose of their valuation was to provide an opinion of the fair value of a unit of partnership interest, which is determined principally by the fair value of the commercial mortgage loans, REO and mortgages payable held in portfolio and the liquidity available to the limited partners, inclusive of redemption price and distribution factors. The firm understood that the valuation report would be used by the manager for financial and regulatory reporting purposes, specifically FINRA Rule 2310 and NASD Rule 2340.

There are substantial restrictions on transferability of partnership units, and there is no established public trading and/or secondary market for the units. To provide liquidity to limited partners, the Partnership Agreement provides that limited partners may withdraw all or a portion of their capital accounts in twenty (20) quarterly installments or longer, as determined by the general partners in light of partnership cash flow, beginning the last day of the calendar quarter following the quarter in which the notice of withdrawal is given. A limited partner may liquidate all or a part of the limited partner’s capital account in four (4) quarterly installments beginning on the last day of the calendar quarter following the quarter in which the notice of withdrawal is given, subject to a ten percent (10%) early withdrawal penalty applicable to any sums withdrawn prior to the time when such sums could have been withdrawn without penalty. There is a limited right of accelerated liquidation for an investor’s heirs upon an investor’s death.

As of the valuation date, RMI VIII had total assets with a book value of approximately $67.1 million, the primary components of which were $0.9 million in cash ($3.9 million in 2021); $60.1 million in secured-loans principal ($55.1 million in 2021); and $5.9 million in REO ($8.3 million in 2021).

As of the valuation date, mortgage payable associated with REO was $1.3 million (mortgages payable of $1.5 million in 2021); the balance outstanding on the line of credit was $10 million ($0 in 2021) and other liabilities was $1.3 million ($1.2 million in 2021). Limited partners’ capital was $57.6 million ($69.6 million in 2021) and the formation loan balance was $2.7 million ($3.4 million in 2021).

Fair Value of a Unit of Membership Interest for RMI VIII

Based on the analysis summarized below, RMC concurred with the firm’s conclusion that the fair value of a unit of limited partnership interest, as of the valuation date, is $1.00, as the unit price at redemption is capped at $1.00 per unit per the RMI VIII Partnership Agreement. The unit value in 2020 was $1.00.

Valuation of the Commercial Mortgage Loan Portfolio and REO

The fair value of the loan portfolio is at or above the book value as evidenced by the gains on sale net of the cost to sell for the loan sales in 2021, 2020 and 2019. In those sales the acquiror selected loans to be purchased from a list of loans offered for sale. It is noted that RMI VIII’s loans:

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Are of shorter terms at origination than commercial real estate loans by institutional lenders;
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Are written without a prepayment penalty causing uncertainty/lack of predictability as the expected duration of the loan; and
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Have limited marketability and are not yet sellable into an established secondary market.

Redwood Mortgage Investors VIII Per Unit Fair Value	Page | 2

RMC projects credit losses at the time of loan funding to be zero dollars due to the low LTVs at origination and the location of the collateral in active real estate markets (San Francisco Bay Area and Los Angeles, coastal Southern California primarily). Management reviews the values of collateral periodically to validate the “protective equity.”

The fair value of the REO approximates the book value as determined by management’s review of the third-party valuations. In 2020, two single-family residences on adjacent, separate parcels were acquired subject to mortgages payables, which were and are deemed to have terms that are at market.

Sources of Information

RMC provided financial and other information to the firm and it accessed other information from various public, financial, and industry sources. The principal sources of information used in performing the valuation included the following:

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Draft Form 10-K for 2022 and the as filed Forms 10-K for 2021 and 2020
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Historical capital contributions and redemptions
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The Partnership Agreement
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Discussions with management regarding the historical and expected future performance of RMI VIII, as well as related information contained in management reports

Procedures and Analytic Approaches

The firm performed the following customary procedures:

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Received a description of the subject items;
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Reviewed the methodologies used to estimate the fair value of the loan portfolio;
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Considered the commercial-mortgage-loan sales data.

The valuation firm primarily utilized the cost or book value analysis. Book value may approximate fair value for assets or liabilities with a relatively short term to maturity, provided there is little or no risk of material changes before maturity and the disparity between the assets or liabilities current rate and that of the quoted market rate is minimal. Any mark-to-market adjustment for these short-term assets or liabilities would presumably be immaterial.